

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 27, 2017

Charles A. Mathis
Chief Financial Officer
Science Applications International Corporation
1710 SAIC Drive
McLean, Virginia 22102

     Re: Science Applications International Corporation
               Form 10-K for the Fiscal Year Ended January 29, 2016
               Filed March 29, 2016
               File No. 001-35832

Dear Mr. Mathis:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          /s/ Craig D. Wilson

                          Sr. Asst. Chief Accountant
                          Office of Information Technologies and Services